Exhibit 99.1

Arco announces closing of Debentures issuance in Brazil by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

São Paulo, Brazil, August 5, 2022 – Arco Platform Limited (“Arco” or “Company”) (Nasdaq: ARCE), announced today that Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE” or “Issuer”), its indirect wholly-owned subsidiary, concluded the issuance of 1,200,000 non-convertible debentures, each at a par value of R$1,000 (the “Debentures”), totaling R$1,200 million (approximately US$230 million), for public distribution in Brazil with restricted placement efforts to institutional investors (the “Offering”).

The Offering is part of Arco’s balance sheet management strategy, and Arco intends to use the net proceeds of the Offering to prepay the debentures issued by CBE in August 2021, currently totaling R$1,000 million (principal plus accrued interest), to strengthen its cash position, and to extend its debt maturity profile.

The Debentures mature on August 3, 2027, with principal to be amortized in three equal instalments payable on August 3, 2025, August 3, 2026, and August 3, 2027. The Debentures bear interest at 100% of the CDI interest rate (the average of interbank overnight rates in Brazil, based on 252 business days) plus 2.30% per annum, payable semi-annually on February 3 and August 3, and are guaranteed by Arco Educação S.A.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience with while enabling schools to thrive.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Arco’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Arco’s Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Arco’s control. Therefore, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Arco does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Investor Relations Contact

Arco Platform Limited

IR@arcoeducacao.com.br